Exhibit 99.51

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Announces the Appointment of Erfan Kazemi as Chief Financial Officer

Vancouver, British Columbia, August 15, 2011 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) is pleased to announce the appointment of Erfan Kazemi as Chief Financial Officer.

Mr. Kazemi is a former Senior Manager with PricewaterhouseCoopers. In that role, he worked primarily in the mining and forestry sectors where he assisted clients in areas such as public financings, mergers and acquisitions, US/SEC securities filings, and various other areas. He has managed the audits of billion dollar multinational entities and also co-authored several publications including the annual BC Mining Industry Survey. Mr. Kazemi articled with PricewaterhouseCoopers where he obtained the Chartered Accountant designation and is a graduate of the University of British Columbia where he received a Bachelor of Science (Mathematics).

In the Community, Mr. Kazemi serves as Vice-Chair of the Vancouver Public Library Board, is an officer of the Vancouver Branch of the Canadian Institute of Mining, Metallurgy and Petroleum and is a former member of the University Of British Columbia Board of Governors. He has received numerous awards including the Institute of Chartered Accountants of British Columbia’s Community Service Award and the University of British Columbia Alumni Association’s Outstanding Future Alumnus Award.

“We are thrilled to have someone of Erfan’s calibre join the Sandstorm team,” said President and CEO Nolan Watson. “He is an exceptional addition to an already dynamic and talented team who are excited to continue to grow the company.”

Krysta Rehaag, who has been a consultant to the Company and served as part-time CFO, has been hired on a full-time basis as Sandstorm’s Corporate Treasurer.

In addition, Sandstorm’s board of directors has approved the issuance of 455,000 stock options. The options will have a five year term and will be issued after market close on August 25, 2011, with an exercise price based on the closing price on that day. The stock options are being granted pursuant to Sandstorm’s stock option plan and will be issued to new employees and an officer of the Company.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President and Chief Executive Officer

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.